

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 17, 2009

Worthing F. Jackman
Executive Vice President and Chief Financial Officer
Waste Connections, Inc.
35 Iron Point Circle, Suite 200
Folsom, CA 95630

> **Re:** **Waste Connections, Inc.**
> **Form 10-K for Fiscal Years Ended December 31, 2007 and 2008**
> **File No. 1-31507**

Dear Mr. Jackman:

We have reviewed your responses and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Segments, Prior Comment 1

1.   Thank you for the additional insight into the monthly information provided to your CODM, including additional information provided and other factors for our consideration. However, based on the reasons we stated in our letter dated January 30, 2009, it appears to us that your districts represent operating segments as defined in SFAS 131. Please note that none of the additional information in your response would necessarily rebut that determination. The monthly information is clearly discrete performance based information by district, which appears easily digestible by the CODM at each unit, considering the nature of your business. Please note that the staff generally is of the belief that receipt of such information is used by the CODM for purposes of assessing performance and by extension affects the allocation of resources.

As described in paragraph 3 of SFAS 131, the objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:

a. Better understand the enterprise's performance
b. Better assess its prospects for future net cash flows
c. Make more informed judgments about the enterprise as a whole.

Because enterprises within the solid waste industry primarily operate in a single type of business activity, the purpose of segment reporting is to provide information about the different economic environments in which you operate. Further, because the nature of your business is tied to geography and is in fact managed on that basis, geographic areas appear to represent your different economic environments. However we also agree that based on the guidance of paragraph 24 of SFAS 131 that you referenced in your response, we acknowledge that there are practical limits to the number of *reportable* segments that would be useful to users of your financial statements.

We also recognize that one may interpret paragraph 17 of SFAS 131 to imply that certain operating segments, however geographically close, should not be aggregated due to their economic dissimilarity. We acknowledge that this interpretation presents considerable implementation problems. For example, it may require aggregation into reportable segments that would either be too large in number, or that would offer almost no analytical value, due to the lack of geographic proximity of the operating segments. Such an interpretation may also, require the constant retroactive restatement of previous year reportable segments, such that their usefulness would become inconsistent with paragraph 3 of SFAS 131.

However, one must balance the aggregation criteria with that of the practical limitations on the number of reportable segments. The apparent inability to aggregate at the unit level does, not allow an immediate default to only one reportable segment. These factors require that you provide a reasonable number of reportable segments, based on geographic proximity, and this forms the basis of your aggregation criteria. Therefore the aggregation of operating, or reportable segments from widely distant locations, however economically similar, reduces the usefulness of the reportable segments and is inconsistent with paragraph 3 of SFAS 131.

We believe that this format is consistent with industry practice, the way you manage your business and an interpretation of paragraph 17, in your industry, to mean aggregation based on geographic proximity. We ask that you consider revising your segment reporting in future filings to reflect the various regions on a separate basis.

We also ask you to consider that if two or more or your proposed reportable segments appear to show similar economic characteristics in the future, this should not be considered an indication that further levels of aggregation are appropriate. We remind you that the basic aggregation principle is applied at the operating segment level, and your operating segments as defined in paragraph 10 of SFAS 131 appear to be your districts.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or John Hartz at (202) 551-3689 if you have questions regarding our comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief